

EQUITY LIFESTYLE PROPERTIES, INC.
Two North Riverside Plaza
Chicago, Illinois 60606
(312) 279-1400
Fax (312) 279-1710
www.equitylifestyle.com

May 26, 2010

Via e-mail: dcaoletters@sec.gov

Ms. Louise Dorsey
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549-4561

Re: **Equity LifeStyle Properties, Inc.**
Form 10-K for the year ended December 31, 2009
CIK No. 0000895417
Assistant Director Office No. 8
File No. 1-11718

Dear Ms Dorsey:

On March 18, 2010, the staff of the United States Securities and Exchange Commission ("SEC") sent Equity LifeStyle Properties, Inc. (NYSE: ELS) (the "Company," "we," "us," or "our") a comment letter requesting that we restate our 2009 financial statements specifically to address compliance with Rule 5-03 of Regulation S-X ("Rule 5-03"). In our April 19, 2010 response, we requested that the SEC allow us to change our Consolidated Statements of Operations on a prospective basis. In a letter dated May 6, 2010 from the SEC to the Company, the SEC stated that they were unable to grant our request to prospectively change our income statement. By way of this letter, the Company respectfully asks that the SEC waive its request that the Company amend its Form 10-K for the latest fiscal year to revise the format of its Consolidated Statements of Operations and instead allow it to present the new reformatted Consolidated Statements of Operations in all future filings with the SEC.

Attached as Exhibit 1 is a copy of the Consolidated Statements of Operations that we included in our Annual Report on Form 10-K for the year ended December 31, 2009 ("2009 Form 10-K"). Attached as Exhibit 2 is a copy of the proposed format for the Consolidated Statements of Operations that we will include in all future filings including Form 10-Q's filed during the remainder of 2010 and the 2010 Form 10-K. Exhibit 2 was also included in our Current Report on Form 8-K filed on May 12, 2010.

The Company has learned that over the past few years the SEC has requested that other registrants bring their financial statement presentation formats more in line with the line item ordering in Article 5 of Regulation S-X in an effort to provide greater consistency and comparability among registrants. With this in mind, the Company has agreed to revise the format of its Consolidated Statements of Operations in a manner that is acceptable to the SEC in future filings. That said, the Company respectfully submits that it believes the format of its Consolidated Statements of Operations that was included in its 2009 Form 10-

K was nonetheless a reasonable presentation that was in compliance with the SEC's rules and regulations in all material respects and that amending the Company's most recent Form 10-K for this new presentation format would not be material to investors. The presentation format previously used by the Company had evolved in the past as the Company believed it was providing investors with more useful and transparent information to facilitate an investor's understanding of the Company's business and an analysis of its results of operations. The Company notes that Article 5-03(a) indicates that the purpose of the rule is to indicate the various line items, which if applicable, should appear on the face of the income statement. The Company respectfully believes that it did present all of the line items that are applicable in the Consolidated Statements of Operations. The Company also notes that the SEC had reviewed the Company's filings in the past and had not objected to the form of presentation. In addition, the Company notes that another company in the same industry presented its Consolidated Statements of Operations in a manner very similar to the Company's presentation format prior to going private several years ago. Thus, the Company believes that other registrants had developed alternative presentations that while in accordance with generally accepted accounting principles, did not follow a strict presentation format ordering of the line items specified by Rule 5-03(a) of Regulation S-X. The Company has further considered the following other relevant factors in determining that it does not believe an amendment of its 2009 Form 10-K will provide investors with additional relevant information that has not already been disclosed:

FASB ASC 250-10-S99, formerly SAB Topic 1M, explains a material change as follows: "The magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement." FASB ASC 250-10-S99 further explains that registrants should review both the quantitative and qualitative factors in evaluating materiality.

In revising the format of the Consolidated Statements of Operations, there were no quantitative changes to the presentation but rather it was a change in the format. The Company believes there would be no new information presented and that investors have all of the required information necessary for an understanding of the Company's results of operations. In this regard, we believe that the descriptions and amounts of the individual line items are fully disclosed and that reformatting these line items in a different presentation in the Consolidated Statements of Operations does not change how investors would analyze the financial statements. Key line item captions such as Consolidated income from continuing operations, Consolidated net income and Net income available for Common Shares did not change. The Company has agreed to remove certain sub-totals and has changed the order of certain line item captions but again, we do not believe this would change how an investor analyzes the financial statements.

The qualitative factors that we considered were as follows:

- The Company received a comment letter from the SEC dated March 18, 2010 stating that the SEC wanted us to change our Consolidated Statements of Operations format and restate our 2009 Form 10-K. We filed a Form 8-K on March 24, 2010 stating that we would prospectively change our Consolidated Statements of Operation format to comply with the SEC's request and provided a sample of what we believed would be compliant with Rule 5-03 The Company used this format in our Form 10-Q for the quarter ended March 31, 2010 and also provided it to the SEC in a response letter dated April 19, 2010. No investor or analyst contacted the Company with any questions on the Form 8-K or on the format of the Consolidated Statements of Operations in the Form 10-Q for the quarter ended March 31, 2010.

- The Company received a comment letter from the SEC dated May 6, 2010, shortly after filing its Form 10-Q for the quarter ended March 31, 2010, stating that the SEC wanted a few additional changes to our Consolidated Statements of Operations format that we had provided in our April 19, 2010 response. We filed a Form 8-K on May 12, 2010 stating that we would prospectively change our Consolidated Statements of Operation format to comply with the SEC's request and provided a sample of what we believe will be compliant with Rule 5-03. The Company spoke with the Staff Accountant about the format, which is attached as Exhibit 2, prior to filing the Form 8-K. No investor or analyst contacted the Company with any questions on the Form 8-K.

- The Company has already spent approximately $37,000 in fees to our securities counsel and independent auditors to respond to the comment letters. We estimate that we would incur additional fees of at least $50,000 to restate prior filings. The Company has not received any questions from analysts or investors on the new Consolidated Statements of Operations format. We believe that readers of our financial statements will not be confused by the changes and can easily understand the re-ordering of the captions. We do not believe that the diversion of employee resources and additional external costs of restating prior filings will provide any benefit to our investors as we have already provided the new Consolidated Statements of Operations format for the years ended December 31, 2009, 2008 and 2007 and for the quarters ended March 31, 2010 and 2009 in the Form 8-K filed May 12, 2010.

- Other qualitative factors to be considered, as discussed in FASB ASC 250-10-S99 are whether the misstatement 1) arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate, 2) masks a change in earnings or other trends, 3) hides a failure to meet analysts' consensus expectations for the enterprise, 4) changes a loss into income or vice versa, 5) concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability, 6) affects the registrant's compliance with regulatory requirements, 7) affects the registrant's compliance with loan covenants or other contractual requirements, 8) has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensations, and 9) involves concealment of an unlawful transaction. None of these nine factors are applicable to the change to Company's Consolidated Statements of Operations.

The Company does not believe that the changes to conform to Rule 5-03 are material due to the fact that there were no quantitative changes and our review of the qualitative factors indicates a lack of concern from our investors and analysts regarding the changes to the Consolidated Statements of Operations. The Company has agreed to change its format in all future filings. We are requesting a waiver of your requirement to restate previously filed financial statements.

Thank you in advance for consideration of our request. We will contact your office shortly for the purpose of discussing any questions you may have regarding this request. In the interim, please call me at 312-279-1496 if you have any questions or would like additional information.

Sincerely,

Michael Berman
Executive Vice President
and Chief Financial Officer

cc: Howard Efron, Staff Accountant
        Phil Calian -- ELS Audit Committee Chairman
        Robert Langer   Ernst & Young LLP
        Ken Marceron -- Ernst & Young LLP
        Larry Medvinsky – Clifford Chance, LLP

Exhibit 1

(PREVIOUSLY FILED)
Equity LifeStyle Properties, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007
(amounts in thousands, except per share data)

	2009	2008	2007
Property Operations:			
Community base rental income	$ 253,279	$ 245,833	$ 235,933
Resort base rental income	124,622	111,876	102,372
Right-to-use annual payments	50,765	19,667	-
Right-to-use contracts current period, gross	21,526	10,951	---
Right-to-use contracts, deferred, net of prior period amortization	(18,882)	(10,611)	---
Utility and other income	47,985	41,633	36,849
Property operating revenues	479,295	419,349	375,154
Property operating and maintenance	180,875	152,363	127,342
Real estate taxes	31,574	29,457	27,429
Sales and marketing, gross	13,536	7,185	---
Sales and marketing, deferred commissions, net	(5,729)	(3,644)	---
Property management	33,383	25,451	18,185
Property operating expenses (exclusive of depreciation shown separately below)	253,714	210,743	173,956
Income from property operations	225,561	208,606	202,998
Home Sales Operations:			
Gross revenues from home sales	7,136	21,845	35,333
Cost of home sales	(7,471)	(24,069)	(32,713)
Gross (loss) profit from home sales	(335)	(2,224)	2,620
Brokered resale revenues, net	758	1,094	1,528
Home selling expenses	(2,383)	(5,776)	(7,555)
Ancillary services revenues, net	2,745	1,197	2,436
Income (loss) from home sales and other	785	(5,709)	(971)
Other Income and Expenses:			
Interest income	5,119	3,095	1,332
Income from other investments, net	8,168	17,006	22,476
General and administrative	(22,279)	(23,617)	(15,591)
Rent control initiatives	(456)	(1,555)	(2,655)
Interest and related amortization	(98,311)	(99,430)	(103,070)
Depreciation on corporate assets	(1,039)	(390)	(437)
Depreciation on real estate and other costs	(69,049)	(66,193)	(63,554)
Total other expenses, net	(177,847)	(168,084)	(161,101)
Equity in income of unconsolidated joint ventures	2,896	3,753	2,696
Consolidated income from continuing operations	51,395	38,566	43,622
Discontinued Operations:			
Discontinued operations	181	257	289
Gain (loss) from discontinued real estate	4,685	(79)	12,036
Income from discontinued operations	4,866	178	12,325
Consolidated net income	56,261	38,744	55,947
Income allocated to non-controlling interests:			
Common OP Units	(6,113)	(4,297)	(7,705)
Perpetual Preferred OP Units	(16,143)	(16,144)	(16,140)
Net income available for Common Shares	$ 34,005	$ 18,303	$ 32,102

Exhibit 1

(PREVIOUSLY FILED)
Equity LifeStyle Properties, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007
(amounts in thousands, except per share data)

	2009	2008	2007
Earnings per Common Share – Basic:			
Income from continuing operations	$ 1.08	$ 0.74	$ 0.92
Income from discontinued operations	$ 0.15	$ 0.01	$ 0.41
Net income available for Common Shares	$ 1.23	$ 0.75	$ 1.33
Earnings per Common Share – Fully Diluted:			
Income from continuing operations	$ 1.07	$ 0.74	$ 0.90
Income from discontinued operations	$ 0.15	$ 0.01	$ 0.41
Net income available for Common Shares	$ 1.22	$ 0.75	$ 1.31
Distributions declared per Common Share outstanding	$ 1.10	$ 0.80	$ 0.60
Tax status of Common Shares distributions deemed paid during the year			
Ordinary income	$ 0.72	$ 0.80	$ 0.60
Long-term capital gain	$ 0.24	$ ---	$ ---
Unrecaptured section 1250 gain	$ 0.14	$ ---	$ ---
Weighted average Common Shares outstanding – basic	27,582	24,456	24,089
Weighted average Common Shares outstanding – fully diluted	32,944	30,498	30,464

Exhibit 2

(PROPOSED NEW FORMAT)
Equity LifeStyle Properties, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007
(amounts in thousands, except per share data)

	2009	2008	2007
Revenues:			
Community base rental income	$ 253,379	$ 245,833	$ 236,933
Resort base rental income	124,822	111,876	102,372
Right-to-use annual payments	50,765	19,667	---
Right-to-use contracts current period, gross	21,526	10,951	---
Right-to-use contracts, deferred, net of prior period amortization	(18,882)	(10,511)	---
Utility and other income	47,685	41,633	36,849
Gross revenues from home sales	7,136	21,845	33,333
Brokered resale revenues, net	758	1,894	1,528
Ancillary services revenues, net	2,745	1,197	2,436
Interest income	5,119	3,095	1,732
Income from other investments, net	8,168	17,806	22,476
Total revenues	503,221	463,586	437,659
Expenses:			
Property operating and maintenance	180,870	152,363	127,342
Real estate taxes	31,674	29,457	27,429
Sales and marketing, gross	13,536	7,116	---
Sales and marketing, deferred commissions, net	(5,729)	(3,644)	---
Property management	33,383	25,451	18,385
Depreciation on real estate and other costs	69,049	66,193	63,554
Cost of home sales	7,471	24,069	30,713
Home selling expenses	2,383	5,776	7,555
General and administrative	22,279	20,617	15,591
Rent control initiatives	456	1,555	2,657
Depreciation on corporate assets	1,039	390	437
Interest and related amortization	98,311	99,430	103,073
Total expenses	454,722	428,773	396,733
Income before equity in income of unconsolidated joint ventures	48,499	34,813	40,926
Equity in income of unconsolidated joint ventures	2,896	3,753	2,696
Consolidated income from continuing operations	51,395	38,566	43,622
Discontinued Operations:			
Discontinued operations	181	257	289
Gain (loss) from discontinued real estate	4,685	(79)	12,036
Income from discontinued operations	4,866	178	12,325
Consolidated net income	56,261	38,744	55,947
Income allocated to non-controlling interests:			
Common OP Units	(6,113)	(4,297)	(7,705)
Perpetual Preferred OP Units	(16,143)	(16,144)	(16,140)
Net income available for Common Shares	$ 34,005	$ 18,303	$ 32,102

Exhibit 2

(PROPOSED NEW FORMAT)
Equity LifeStyle Properties, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007
(amounts in thousands, except per share data)

	2009	2008	2007
Earnings per Common Share – Basic:			
Income from continuing operations	$ 1.08	$ 0.74	$ 0.92
Income from discontinued operations	$ 0.15	$ 0.01	$ 0.41
Net income available for Common Shares	$ 1.23	$ 0.75	$ 1.33
Earnings per Common Share – Fully Diluted:			
Income from continuing operations	$ 1.07	$ 0.74	$ 0.90
Income from discontinued operations	$ 0.15	$ 0.01	$ 0.41
Net income available for Common Shares	$ 1.22	$ 0.75	$ 1.31
Distributions declared per Common Share outstanding	$ 1.10	$ 0.80	$ 0.60
Tax status of Common Shares distributions deemed paid during the year:			
Ordinary income	$ 0.72	$ 0.80	$ 0.60
Long-term capital gain	$ 0.24	$ ---	$ ---
Unrecaptured section 1250 gain	$ 0.14	$ ---	$ ---
Weighted average Common Shares outstanding – basic	27,582	24,466	24,089
Weighted average Common Shares outstanding – fully diluted	32,944	30,498	30,414